--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)


                               (AMENDMENT NO. 2)



                              GARTNER GROUP, INC.

                                (NAME OF ISSUER)

                              GARTNER GROUP, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

               COMMON STOCK, CLASS A, PAR VALUE $0.0005 PER SHARE
               COMMON STOCK, CLASS B, PAR VALUE $0.0005 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                       366651 10 7 (CLASS A COMMON STOCK)
                       366651 20 6 (CLASS B COMMON STOCK)
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                              MICHAEL D. FLEISHER
                              GARTNER GROUP, INC.
                              56 TOP GALLANT ROAD
                               STAMFORD, CT 06904
                                 (203) 964-0096
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                    COPY TO:

                             HOWARD S. ZEPRUN, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                               650 PAGE MILL ROAD
                              PALO ALTO, CA 94304
                                 (650) 493-9300

                            ------------------------

                                 JULY 27, 1999

     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This Amendment No. 2 to the Issuer Tender Offer Statement on Schedule 13E-4 originally filed with the Securities and Exchange Commission on July 27, 1999 (the "Schedule 13E-4") relates to the offer by Gartner Group, Inc., a Delaware corporation (the "Company" or the "Issuer"), to purchase up to 15,700,000 shares of its Common Stock, par value $0.0005 per share, consisting of 9,600,000 shares of Common Stock, Class A ("Class A Common Stock") and 6,100,000 shares of Common Stock, Class B ("Class B Common Stock"; together with the Class A Common Stock, the "Common Stock" or the "Shares"). Such shares shall be repurchased at prices not less than $21 nor more than $24 per share, net to the seller in cash, without interest thereon, as specified by stockholders tendering their Shares, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 27, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"), and is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Pursuant to Rule 13e-4(f)(1)(ii) under the Exchange Act, the total number of shares to be repurchased may be increased to 17,793,644 shares, consisting of 10,879,851 shares of Class A Common Stock and 6,913,793 shares of Class B Common Stock.



ITEM 8. ADDITIONAL INFORMATION.



     Item 8(e) is hereby amended and supplemented to add the following information:



     (e) The expiration date for the Offer was originally Tuesday, August 24, 1999, at 12:00 Midnight, New York City time. On August 24, 1999 the Company announced the extension of the expiration date of the Offer to Tuesday, August 31, 1999 at 12:00 Midnight, New York City time, unless further extended by the Company.



     The Company has issued press releases announcing a reduction in force by the Company and the extension of the Offer. Copies of the press releases are attached hereto as Exhibits(a)(13) and (a)(14) and are incorporated herein by reference.


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.


     Item 9 of Schedule 13E-4 is hereby amended and supplemented to add the following exhibits:



(a)(13)      Press Release dated August 24, 1999.
(a)(14)      Press Release dated August 24, 1999.


                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 1999                    GARTNER GROUP, INC.

                                          By:    /s/ MICHAEL D. FLEISHER

                                            ------------------------------------
                                            Name:  Michael D. Fleisher
                                            Title:   Executive Vice President
                                                     and

                                                 Chief Financial Officer

                                 EXHIBIT INDEX


 EXHIBIT
  NUMBER                             DESCRIPTION
----------                           -----------
(a)(13)      Press Release dated August 24, 1999.
(a)(14)      Press Release dated August 24, 1999.


                                        2